CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

July 31, 2010

DORATO RESOURCES INC.

July 31, 2010

NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not performed a review of these unaudited consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

For further information, please contact:

Michael W. Kinley, Chief Financial Officer
Tel:	(604) 408-7488
Fax:	(604) 408-7499

DORATO RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	July 31, 2010	January 31, 2010
		(audited)
ASSETS

Current
Cash	$11,535,818	$15,868,072
Accounts receivable	50,682	75,941
Prepaid expenses	14,403	15,844

	11,600,903	15,959,857

Property and equipment (note 5)	70,143	72,424
Exploration advances	160,055	108,890
Mineral property interests (notes 6, 8 and 9)	27,489,581	24,243,652

	$39,320,682	$40,384,823

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$135,783	$345,398
Due to related parties (note 9)	61,316	42,308

	197,099	387,706

Shareholders’ equity
Capital stock (note 7)	49,593,328	49,160,012
Contributed surplus (note 7)	5,436,810	4,690,878
Deficit	(15,906,555)	(13,853,773)

	39,123,583	39,997,117

	$39,320,682	$40,384,823

Nature and continuance of operations (note 1)
Subsequent event (note 13)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	Three months ended		Six months ended
	July 31		July 31
	2010	2009	2010	2009

Expenses
Amortization	$5,317	$2,341	$10,515 $	6,526
Consulting fees (notes 8 and 9)	846,090	253,884	997,714	991,306
Investor relations (notes 8 and 9)	267,432	39,357	430,470	176,164
Office and miscellaneous (notes 8 and 9)	109,945	36,242	160,953	133,842
Professional fees (notes 8 and 9)	187,628	67,209	266,010	79,341
Property investigations (note 9)	2,577	-	29,472	-
Regulatory (note 9)	15,859	10,770	73,091	18,311
Travel (note 9)	30,861	25,003	107,712	38,364
Wages and benefits	23,629	-	41,608	-
	(1,489,338)	(434,806)	(2,117,545)	(1,443,854)

Other items
Gain (loss) on foreign exchange	79,340	(205,370)	64,763	(541,768)
Interest income	-	39,442	-	39,442
	79,340	(165,928)	64,763	(502,326)

Net loss and comprehensive loss for the period	(1,409,998)	(600,734)	(2,052,782)	(1,946,180)
Deficit, beginning of period	(14,496,557)	(11,594,151)	(13,853,773)	(10,248,705)
Deficit, end of period	(15,906,555)	(12,194,885)	(15,906,555)	(12,194,885)

Basic and fully diluted loss per share	($0.02)	($0.01)	($0.03)	($0.04)

Weighted average number of shares outstanding	68,881,437	51,638,839	68,774,612	46,907,720

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	Three months ended		Six months ended
	July 31		July 31
	2010	2009	2010	2009

Operating Activities
Loss for the period	$(1,409,998)	$(600,734)	$(2,052,782)	$(1,946,180)
Add items not affecting cash
Amortization	5,317	2,341	10,515	6,526
Stock-based compensation	713,488	94,257	760,898	689,052
Changes in non-cash items:
Accounts receivable	(4,905)	71,336	25,259	61,599
Prepaid expenses	46,359	80,948	1,441	65,988
Accounts payable and accrued liabilities	(52,835)	(63,414)	(220,221)	(36,650)
Repayment of amounts due to related parties, net	3,155	1,037,105	19,008	835,059
Cash Provided by (Used in) Operating Activities	(699,419)	621,839	(1,455,882)	(324,606)

Financing Activities
Issuance of capital stock	-	18,750	327,780	6,018,750
Share issuance costs	-	(2,577)	(89,494)	(525,443)
Cash Provided by Financing Activities	-	16,173	238,286	5,493,307

Investing Activities
Exploration advances	201,981	(389,759)	(51,165)	(384,534)
Mineral property interests	(2,001,020)	(1,025,954)	(3,055,259)	(1,897,959)
Purchase of equipment	(1,947)	(6,425)	(8,234)	(10,141)
Cash Used in Investing Activities	(1,800,986)	(1,422,138)	(3,114,658)	(2,292,634)

Increase (decrease) in cash	(2,500,405)	(784,126)	(4,332,254)	2,876,067
Cash, beginning of period	14,036,223	4,673,863	15,868,072	1,013,670

Cash, end of period	$11,535,818	$3,889,737	$11,535,818	$3,889,737

Supplemental cash flow information
Interest income	$-	$39,442	$-	$39,442
Income taxes paid	$-	$-	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interest	$-	$-	$-	$1,105,500
Shares issued as agent’s commission	$-	$-	$-	$50,000
Accounts payable included in mineral property expenditures	$75,089	$74,261	$75,089	$74,261

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in the prior year, the Company is engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007. The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses (2010 - $2,052,782; year ended January 31, 2010 - $3,605,068), has working capital of $11,403,804 (January 31, 2010 – $15,572,151), has a deficit of $15,906,555 (January 31, 2010 - $13,853,773), has limited resources, no source of operating cash flow and no assurances that sufficient funding will continue to be available to conduct further exploration and development of its mineral property interests.

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying values of the Company’s mineral property interests do not reflect current or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include allowance for doubtful accounts, accruals of liabilities, rates of amortization, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows: (note 3):

i.	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

ii.	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii.	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

Cash

Cash consists of cash on deposit at major financial institutions in Canada and Peru.

Amortization

Amortization of property and equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment	-	25% - 30%
Office equipment	-	10% - 25%
Leasehold improvements	-	straight-line over the lease term

Additions during the period are amortized at one-half the annual rates.

Mineral property interests and deferred exploration costs

The Company records its interests in mineral properties and deferred exploration costs initially at cost. All costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property upon commencement of production. Proceeds from mineral property interests sold will be credited against the cost of the property.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral property interests and deferred exploration costs (cont’d…)

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations, and exploration and development costs incurred. The recorded amount does not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production, or realize proceeds from disposition.

All deferred property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value. From time to time the Company may acquire or dispose of a mineral property interests pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the year. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock- based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against the excess.

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for- trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP. The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s consolidated statements of operations equals comprehensive loss.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its April 30, 2011 interim consolidated financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011. The Company is currently evaluating the impact of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601, “Consolidated Financial Statements”, establishes the standards for preparing consolidated financial statements.

Section 1602, “Non-Controlling Interests” establishes the standards for the accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the IFRS on consolidated and separate financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.	CHANGE IN REPORTING CURRENCY

Effective May 1, 2009, the Company changed its reporting currency from the United States dollars to the Canadian dollar. The Company believes this change is consistent with its change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006.

Accordingly, the Company has restated the consolidated financial statements for all periods presented for comparative purposes as if they had been reported in Canadian dollars. For the period ended July 31, 2009, there was no restatement as the consolidated financial statements were previously reported in Canadian dollars.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash as held-for-trading; accounts receivable as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these financial instruments. The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash	July 31, 2010	January 31, 2010
		(audited)
Held at a major Canadian financial institution	$11,161,464	$15,911,974
Peruvian financial institution	374,354	-
	$11,535,818	$15,911,974

The credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements and at July 31, 2010, the cash balance of $11,535,818 will likely be sufficient to meet the needs for the coming year. Liabilities as at July 31, 2010 are as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total
Accounts payable and accrued liabilities	$135,783	$-	$-	$135,783
Due to related parties	61,316	-	-	61,316
	$197,099	$-	$-	$197,099

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

	(c)	Market risk (cont’d...)

		i.	Interest rate risk

The Company’s cash consists of cash held in bank accounts that earn interest at variable interest rates. Future cash flows from interest income on cash will be affected by interest rate fluctuations. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction. The Company’s sensitivity analysis suggests that a consistent 5 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.05:1.00) would change foreign exchange gain or loss by approximately $47,108.

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

5.	PROPERTY AND EQUIPMENT

				January 31, 2010
	July 31, 2010			(audited)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computer equipment	$31,878	$11,456	$20,422	$23,644	$8,192	$15,452
Office equipment	57,744	17,424	40,320	57,744	12,262	45,482
Leasehold improvements	17,061	7,660	9,401	17,061	5,571	11,490
	$106,683	$36,540	$70,143	$98,449	$26,025	$72,424

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

6.	MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total

Balance, January 31, 2009 (note 3)	$15,132,470	$1,266,194	$799,638	$17,198,302

Acquisition costs:
Cash payments	877,746	19,009	103,170	999,925
Common shares issued	680,874	366,500	898,126	1,945,500
Deferred exploration costs:
Incurred during the year:
Field expenses	1,533,269	-	-	1,533,269
Data acquisition and analysis	789,063	-	-	789,063
Peruvian value added tax	174,122	-	-	174,122
Land maintenance and tenure	10,322	-	-	10,322
Personnel	1,047,582	-	-	1,047,582
Public relations	402,675	-	-	402,675
Survey and mapping	39,480	-	-	39,480
Travel	103,412	-	-	103,412
Total expenditures for the year	5,658,545	385,509	1,001,296	7,045,350

Balance, January 31, 2010	20,791,015	1,651,703	1,800,934	24,243,652

Acquisition costs:
Cash payments	205,498	-	-	205,498
Common shares issued	-	-	-	-
Deferred exploration costs:
Incurred during the period:
Field expenses	784,669	-	-	784,669
Data acquisition and analysis	743,381	-	-	743,381
Peruvian value added tax	96,924	-	-	96,924
Land maintenance and tenure	207,078	14,571	58,672	280,321
Personnel	713,643	-	-	713,643
Public relations	342,722	-	-	342,722
Survey and mapping	7,158	-	-	7,158
Travel	71,613	-	-	71,613
Total expenditures for the period	3,172,686	14,571	58,672	3,245,929

Balance, July 31, 2010	$23,963,701	$1,666,274	$1,859,606	$27,489,581

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…)

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008. During the year ended January 31, 2010 and the period ended July 31, 2010, the Company entered into additional option agreements (David Property, Martia Property and Cangaza Property), and for which Canadian regulatory approval was also received. Peruvian Government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. The Mineral Claims are comprised of 125 mining concessions covering an aggregate of 1,050 square kilometers.

	i)	Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in these 16 mineral claims in consideration of issuance of 750,000 common shares (issued) and US$250,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

	ii)	Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 21 mineral claims in consideration of issuance of 1,250,000 common shares (issued) and US$300,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

	iii)	Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 17 mineral claims in consideration of issuance of 3,400,000 common shares (issued) and US$270,000 (paid). The claims are included in the Central Zone and North Zone.

	iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 11 mineral claims in consideration of issuance of 1,500,000 common shares (issued) and US$400,000 (paid). The claims are included in the North Zone and South Zone.

	v)	Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims (7 mineral claims). Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodita’) in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On November 4, 2008, the Company amended its original option agreement. Under the Amended Agreement, the Company paid US$3,000,000 and issued 8,600,000 common shares. These concessions are all within the Central Zone.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…)

Property Acquisitions (cont’d…)

	(vi)	David Property

On June 1, 2009, the Company entered into an option to earn a 100% interest in 21 mineral claims (the "David Property"). In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

	(vii)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in 16 mineral rights (the “Marita Property”). Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Ventures Exchange approval (approved on June 15, 2010) and issue 50,000 common shares on or before June 15, 2011; 200,000 common shares on or before June 15, 2012 and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

	(viii)	Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire 16 concessions (the “Cangaza Property”), subject to TSX Ventures Exchange approval (approved on July 13, 2010). In order to earn 100% interest, the Company has to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months. The material terms are as follows:

	Cash Payments	Common shares
July 13, 2010 (note 13)	$ 30,000	200,000
On or before October 13, 2010	$ 40,000
On or before November 13, 2010		200,000
On or before April 13, 2011	$ 40,000	200,000
On or before July 13, 2011	$ 40,000
On or before September 13, 2011		200,000
On or before January 13, 2012		250,000
	$ 150,000	1,050,000

The claims are included in the North Zone.

Royalty Option Agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages (Central Zone) covering approximately 152 square kilometers. During the year-ended January 31, 2010, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…) Royalty Option Agreement (cont’d…)

•	The Option will expire the sooner of : (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;

•	The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;

•	The royalty rate shall be either a 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and

•
The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any AROs as of July 31, 2010.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

100,000,000 common shares without par value.

	Number	Capital	Contributed
	of Shares	Stock	Surplus
Issued and outstanding
Balance, January 31, 2009 (Note 3)	38,168,187	$27,430,598	$1,918,829
Private placements	26,732,850	21,469,493	-
Shares issued for mineral property interests	2,650,000	1,945,500	-
Exercise of options	62,500	18,750	-
Exercise of warrants	675,000	438,750	-
Agent’s compensation	100,000	50,000	-
Share issue costs	-	(2,204,748)	1,103,532
Stock-based compensation	-	-	1,680,186
Reallocation from contributed surplus on exercise of options	-	11,669	(11,669)

Balance, January 31, 2010	68,388,537	49,160,012	4,690,878

Exercise of options	80,000	40,000	-
Exercise of warrants	412,900	287,780	-
Share issue costs	-	(89,494)	-
Stock-based compensation	-	-	940,962
Reallocation from contributed surplus on exercise of options	-	195,030	(195,030)
Balance, July 31, 2010	68,881,437	$49,593,328	$5,436,810

During the year ended January 31, 2010, the Company:

(i)

Closed a private placement through the issuance of 12,000,000 units at a price of $0.50 per unit for total gross proceeds of $6,000,000. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of the Company at a price of $0.65 per share until March 31, 2011. If the volume weighted average closing price of the Company’s common shares on the TSX Venture Exchange exceeds $2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such Warrants, within 30 days of such occurrence, that the Warrants will expire on the 30th day following such notice. In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at $0.70 per share until March 31, 2011. In addition, the Agent received a corporate finance fee of 100,000 units, each unit having the same terms as the placement units above.

(ii)

Issued 2,650,000 common shares for mineral properties, 1,650,000 shares valued at $0.67 per share for a total of $1,105,500 and 1,000,000 common shares valued at $0.84 per share for a total of $840,000.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (Cont’d…)

(iii)

Closed a bought deal private placement of 9,971,850 units at $1.05 per unit for total gross proceeds of $10,470,443. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 26, 2011. In connection with this offering, the underwriters received a cash commission equal to 4.5% of the total gross proceeds raised and an aggregate of 947,325 compensation options, each of which is exercisable to purchase one unit of the Company at the price of $1.05 for 18 months until July 26, 2011, each compensation option unit having the same terms as the placement units above.

iv)

Closed a non-brokered private placement of 4,761,000 units at $1.05 per unit for gross proceeds of $4,999,050. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 29, 2011.

8.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

On May 27, 2010, the Company granted 1,900,000 stock options to directors, officers and consultants of the Company. The options are vested at the grant date except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $0.85 per share for a period of two years.

A summary of the status of the stock option plan as of July 31, 2010, and changes during the period ended on those dates is presented below:

			January 31, 2010
	July 31, 2010		(audited)
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period:	6,697,500	$0.85	3,600,000	$1.09
Granted	1,900,000	$0.85	4,150,000	$0.75
Exercised	(80,000)	$0.50	(62,500)	$0.30
Cancelled/Expired	(1,640,000)	$1.40	(990,000)	$1.37
Options outstanding, end of period:	6,877,500	$0.72	6,697,500	$0.85

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

8.	STOCK OPTIONS AND WARRANTS (Cont’d…) Stock options (cont’d…) Stock options outstanding are as follows:

	July 31, 2010			January 31, 2010
				(audited)
				(Note 3)
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable
May 23, 2010	$1.40	-	-	$1.40	1,640,000	1,640,000
January 7, 2011	$0.30	907,500	907,500	$0.30	907,500	907,500
April 9, 2011	$0.60	1,550,000	1,550,000	$0.60	1,550,000	1,550,000
June 10, 2011	$0.60	250,000	250,000	$0.60	250,000	250,000
August 31, 2011	$0.50	70,000	32,500	$0.50	150,000	37,500
October 30, 2011	$0.45	700,000	637,500	$0.45	700,000	512,500
January 29, 2012	$1.09	1,500,000	1,450,000	$1.09	1,500,000	1,400,000
May 27, 2012	$0.85	1,900,000	1,768,750	-	-	-
		6,877,500	6,596,250		6,697,500	6,297,500

July 26, 2011 (Agent’s option)	$1.05	947,325	947,325	$1.05	947,325	947,325
		7,824,825	7,543,575		7,644,825	7,244,825

Stock-based compensation

During the six months ended July 31, 2010, the Company granted 1,900,000 (2009 – 1,800,000) stock options with a fair value of $912,323 (2009 - $698,803), or $0.48 (2009 - $0.39) per option, calculated using the Black-Scholes option pricing model. Stock-based compensation charges for the six months ended July 31, 2010 totaled $940,962 (2009 - $698,803), of which $561,799 (2009 - $601,296) was allocated to consulting fees, $172,690 (2009 -$78,006) was allocated to investor relations, $16,806 (2009 - $nil) to professional fees, $9,603 (2009 - $nil) to offices and miscellaneous expenses and $180,064 (2009 - $19,501) was allocated to mineral property interests.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	Period ended	Year ended
	July 31, 2010	January 31, 2010
	Grants	Grants
		(audited)
Risk-free interest rate	1.78%	1.30%
Expected life of options/warrants	2 years	2 years
Annualized volatility	108.51%	116.57%
Dividend rate	0.00%	0.00%

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

8.	STOCK OPTIONS AND WARRANTS (Cont’d…)

Warrants

	July 31, 2010		January 31, 2010
			(audited)
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Balance, beginning of the period	14,415,089	$1.20	-	$-
Issued during the period	-	$-	15,090,089	$1.17
Exercised	(412,900)	$0.70	(675,000)	$0.65
Balance, end of period	14,002,189	$1.21	14,415,089	$1.20

At July 31, 2010, warrants were outstanding as follows:

Number	Exercise
of Warrants	Price	Expiry Date
5,350,000	$0.65	March 31, 2011
812,100	$0.70	March 31, 2011
5,459,588	$1.65	July 26, 2011
2,380,501	$1.65	July 29, 2011
14,002,189

9.	RELATED PARTY TRANSACTIONS

During the period ended July 31, 2010, the Company entered into the following transactions with related parties:

	a)	Paid or accrued consulting fees of $127,940 (2009 - $125,000) to companies related to officers and directors, not including stock-based compensation.

	b)	Paid or accrued consulting fees of $60,000 (2009 - $43,381) to an officer and directors.

c)

Paid or accrued exploration expenditures of $75,056 (2009 - $72,950), office and miscellaneous expenses of $43,282 (2009 - $41,108), consulting fees of $69,004 (2009 - $68,827), travel expenses of $45,775 (2009 - $25,662), regulatory expenses of $2,495 (2009 - $2,495), property investigation expenses of $Nil (2009 - $5,850) and investor relations expenses of $3,700 (2009 - $2,623) to a company with officers in common for reimbursement of expenditures.

d)

Due to related parties of $61,316 (January 31, 2010 - $42,308) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for period ended July 31:

	2010	2009
Net loss for the period	$(2,052,782)	$(1,946,180)
Expected income tax recovery	$(581,567)	$(582,282)
Permanent differences	457	-
Stock-based compensation	215,563	206,165
Other temporary differences	61,973	(179,136)
Effect of rate reduction	33,589	65,306
Effect of tax rate in other jurisdiction	(5,755)	(344)
Unrecognized benefit of non-capital losses	275,740	490,291
	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	July 31, 2010	January 31, 2010
		(audited)
Non-capital losses	$1,226,619	$870,867
Mineral properties	(377,831)	(303,738)
Share issue costs	208,649	215,703
Equipment	471	(665)
	1,057,908	782,167
Valuation allowance	(1,057,908)	(782,167)
	$-	$-

The Company has available for deduction against future taxable income in Canada and Peru non-capital losses of approximately $4,758,000. These losses, if not utilized, will expire through to 2031. Subject to certain restrictions, the Company has exploration and development expenditures of approximately $26,200,000 available to reduce future income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

11.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties. Geographic information is as follows:

				January 31, 2010
	July 31, 2010			(audited)
	Canada	Peru	Total	Canada	Peru	Total
Cash (indebtedness)	$11,161,464	$374,354	$11,535,818	$15,911,974	$(43,902)	$15,868,072
Mineral property
interests	-	27,489,581	27,489,581	-	24,243,652	24,243,652
Other assets	228,670	66,613	295,283	99,914	173,185	273,099
Total assets	$11,390,134	$27,930,548	$39,320,682	$16,011,888	$24,372,935	$40,384,823

DORATO RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2010 AND 2009
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

12.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended July 31, 2010. The Company is not subject to externally imposed capital requirements.

13.	SUBSEQUENT EVENT

Subsequent to July 31, 2010:

	i)	200,000 shares valued at $0.84 per share were issued and US$30,000 was paid towards the acquisition of the Cangaza Property in Peru (note 6(viii)).